NANOFLEX POWER CORPORATION
17207 N Perimeter Dr., Suite 210
Scottsdale, AZ 85255

November 25, 2013

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NanoFlex Power Corporation (f/k/a Universal Technology Systems Corp., the “Company”) Form 8-K Filed September 30, 2013 (the “8-K”) File No. 333-187308

Dear Ms. Long:

Reference is made to your comment letter, dated October 25, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Comment #1:

General

1.
As a result of your reverse merger on September 24, 2013, it appears that you have had a change in accountant. Please tell us how you have complied with the disclosure requirements of Item 4.01 of Form 8-K and Item 304 of Regulation S-K regarding your change in accountant.

As of September 24, 2013, the Company had not changed its auditors. The board of directors of the Company approved and ratified the change of auditors on October 22, 2013. Such change of auditors was disclosed in the Company’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2013.

Comment #2:

Item 1.01, page 2

2.	Please amend to include disclosure under Item 1.01 of Form 8-K to state that you entered into a reverse merger and identify the legal and accounting acquirer in the transaction.

We have revised the 8-K in response to Comment No. 2 on page 3 of the 8-K/A as follows:

“Our acquisition of GPEC pursuant to the Share Exchange Agreement was accounted for as a reverse merger and recapitalization effected by a share exchange. GPEC is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.”

Comment #3:

Summary Business Developments, page 6

3.
Please clearly disclose in the beginning of this section that Global Photonic Energy Corporation is a development stage company that has not manufactured, sold or licensed any products, that has incurred losses to date, has no revenue, and has a going concern opinion from its auditor.

We have revised the 8-K in response to Comment No. 3 on page 6 of the 8-K/A as follows:

“Summary Business Description

GPEC is engaged in the development, commercialization, and licensing of advanced photovoltaic technologies and intellectual property. GPEC’s sponsored research programs have resulted in intellectual property portfolio consisting of more than 600 issued or pending patents worldwide covering materials, architectures, and fabrication processes for organic and inorganic flexible, thin-film photovoltaic technologies. We believe GPEC is a leader in advanced solar cell technologies that have the potential to redefine the solar industry. We also believe its proprietary technologies can fundamentally change the traditional paradigm of solar energy conversion – from applications defined by the conventional constraints of fixed, heavy, rigid and expensive to applications that are highly mobile, lightweight, flexible and inexpensive. Since its inception, GPEC has invested more than $52 million in capital for operations and development activities.  GPEC’s sponsored research activities have generated a patent portfolio of more than 600 issued or pending patents worldwide to which the Company has exclusive commercial rights. The patents cover architecture, processes and materials for flexible, thin-film OPV technologies and inorganic GaAs technologies. Currently, the Company is preparing to enter the applied research and pre-commercialization stage for both of these technology platforms with the near-term goal of establishing a technology development center in Ann Arbor, Michigan, that will enable:

●
The development and commercialization of advanced organic and inorganic thin film solar cell technologies, including proprietary materials, architectures, and fabrication processes, that have the potential to transform the industry.

●	GPEC to enter partnerships with manufacturers.

●	GPEC to generate early revenue from government grants in an accelerated two-year program.

GPEC is currently at development stage and has not licensed any of its technologies. GPEC has incurred losses and has no revenue to date. GPEC’s auditors’ opinion stated that there is substantial doubt about the Company’s ability to continue as a going concern.”

Comment #4:

4.
We note disclosure throughout the filing that GPEC’s sponsored research activities have generated a patent portfolio of more than 600 issued or pending patents to which the company has exclusive commercial rights. Please revise to clearly disclose the duration of such patents. Please also disclose separately the number of issued and pending patents.

We have revised the 8-K in response to Comment No. 4 on pages 6 and 9 of the 8-K/A to reflect the following:

“As of October 1, 2013, the Company’s sponsored research has resulted in 57 issued patents, 46 pending non-provisional applications and 15 pending provisional applications in the U.S. In addition, the Company’s sponsored research has resulted in 151 issued patents, 388 pending patent applications and 19 pending PCT applications in countries and regions outside the U.S. All the issued U.S. and foreign patents have lifetime of 20 years from their respective effective filing dates. “

Comment #5:

Philosophy and Approach, page 6

5.
We note the statement that “We believe GPEC is well positioned to be one of the leading industry players in developing solar solutions . . .” Please revise to clearly explain the basis of this statement.

We have revised the 8-K by deleting such statement.

Comment #6:

Development Goals, page 11

6.	Please disclose whether you have financing plans to further your development goals.

We have revised the 8-K in response to Comment No. 6 on page 11 of the 8-K/A as follows:

In order to accomplish these tasks and to give confidence to our manufacturing partners, GPEC plans to build a technology development center in Ann Arbor, Michigan.  We plan to obtain cost-effective leased facilities and will equip the facility with required equipment and obtain required engineering personnel.   This infrastructure will support our objective of producing 6 inch square GaAs and OPV module prototypes to demonstrate the efficacy of our technology platforms and to substantially reduce the risk to large-scale market entry by our licensed partners.  We believe that the costs of establishing the facility will be approximately $5,500,000 and expect that it can be in place by the first quarter of 2014. The Plan of Operation that is in place is dependent upon the Company’s ability to raise additional capital to support its research and development operations.  Since its inception, GPEC has raised over $60,000,000 from various investors, which has been invested primarily in research and development activities and maintaining GPEC’s patent portfolio.  GPEC anticipates that it will need to raise approximately $18,000,000 over the next 24 months until it earns sufficient revenue to support its operations, including its continuing research and development goals and patent prosecutions and to maintain its intellectual property portfolio.  The following is a breakdown of the $18,000,000 budget:

R&D Payroll (technology development center)	$2,275,000
R&D Sponsored Research	$2,856,000
R&D Operating Expenses (technology development center)	$948,000
R&D Equipment Purchases (technology development center)	$1,950,000
Patent Prosecution and App Fees	$3,045,000
General and Administrative	$6,926,000

Comment #7:

Competition, page 12

7.	Please disclose as applicable competition you face from other companies with the same business model, namely licensing of intellectual property.

We do not believe that GPEC will face competition from the comparable companies that are also licensing OPV and GaAs technologies, because our OPV and GaAs technologies are unique and are patented.

Comment #8:

Description of Property, page 17

8.	Please disclose from whom you are leasing your property free of charge.

We have revised the 8-K in response to Comment No. 8 on page 17 of the 8-K/A as follows:

“The Company’s executive offices are currently located at 17207 N Perimeter Dr., Suite 210, Scottsdale, AZ 85255 and it started leasing it offices from DTR10, LLC on November 15, 2013. The office space is approximately 3,077 square feet. Its monthly rental is $6,410 during the first year of the lease and will be subject to 3% increase in the following years. The Company’s headquarter was formerly at 20 Trading Post Way, Medford Lakes, New Jersey 08055 in a 500 square foot space which was provided to GPEC free of charge by a spouse of GPEC’s officer.”

Comment #9:

Directors, Executive Officers and Corporate Governance, page 18

9.
Please revise to discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

We have revised the 8-K in response to Comment No. 9 on page 18 of the 8-K/A as follows:

“John D. Kuhns, age 63, is the Executive Chairman of the Board of the Company and of GPEC. Mr. Kuhns became an investor in GPEC in 1999, and has served as a Director of GPEC since April of 2000.  He was appointed to serve as Director of the Company on September 24, 2013.  In the last 30 years, Mr. Kuhns has founded and completed five initial public offerings for renewable energy companies.  Most recently in 2006 he founded China Hydroelectric Corporation (NYSE: CHC), China’s largest foreign-owned hydroelectric power company.  China Hydro listed its shares on the New York Stock Exchange in January of 2010.  Mr. Kuhns served as Chairman of the Board of China Hydro from 2006 until 2012.  In 1988, Mr. Kuhns founded The New World Power Corporation (NASDAQ: NWPC), where he served as Chairman of the Board of directors.  This company was the first wind farm company to go public.  In 1981, Mr. Kuhns was also the founder of Catalyst Energy Corporation (NYSE: CE), one of the country’s most successful hydroelectric developers and recognized by Inc. Magazine as the nation's fastest growing public company in the five years from 1982 to 1987.  Mr. Kuhns is the Chairman and CEO of Kuhns Brothers, an investment banking boutique and one of the oldest continually operating investment firms in the United States, tracing its origins to 1842. Mr. Kuhns is a graduate of the Harvard Business School (M.B.A., 1977), the University of Chicago (M.F.A. in Fine Arts, 1975) and Georgetown University (A.B., in Sociology and in Fine Arts, 1972), where he was captain of the varsity football team and is a member of the University's Athletic Hall of Fame.  Mr. Kuhns was selected to serve originally as a Director of GPEC and now as a Director of the Company due in part to his comprehensive knowledge gained over the last 30 years in all aspects of the Green Energy field.  He also has accumulated vast experience and understanding of all business aspects and competitive worldwide environment for solar power.

Dean L. Ledger, age 65, has served as a Director and senior executive of GPEC since its inception in 1994 and was instrumental in its founding.  Mr. Ledger is GPEC’s Chief Executive Officer, and was elected as the Chief Executive Officer of the Company on September 24, 2013.   Mr. Ledger has significant experience in capital formation and business building as he played instrumental roles in both Universal Display Corporation (NASDAQ: OLED) and InterDigital Corporation (NASDAQ: IDCC) from their inception.   From 1994 to 2012, Mr. Ledger served as Executive Vice President-Corporate Development of Universal Display Corporation.   From July 1994 to January 2001, Mr. Ledger served as a member of the Board of Directors of Universal Display Corporation.   From December 2001 to July 2003, Mr. Ledger served as a member of the Board of Directors of North American Technologies, Inc. (NASDAQ: NATK).  From May 1991 until October 1992, Mr. Ledger was a consultant to the IntelCom Group.   Mr. Ledger served as a consultant to InterDigital Communications Corporation from October 1989 to April 1991.   Prior to October 1989, Mr. Ledger spent 12 years as a financial consultant with E.F. Hutton, Shearson Lehman Brothers and Paine Webber. He is a graduate of Colorado College (B.A., Business Administration, 1972).

The Board concluded that Mr. Ledger should serve as a Director of the Company based on his extensive experience and knowledge of the history of our Company and of all of its related technologies.   Furthermore, he has a proven track record in leveraging information technology to capture new commercial opportunities and to increase operational efficiencies in various industries.

Robert J. Fasnacht, age 56, is a director, President and Chief Operating Officer of GPEC and he was elected as a director, President and Chief Operating Officer of the Company on September 24, 2013.  He first joined GPEC in 2011 as its Executive Vice President, General Counsel and corporate Secretary.  Prior to that, he was engaged in a private legal practice emphasizing both corporate transactions and complex civil litigation.  He also served for a number of years as a Board Member of various U.S. companies, including a U.S. based privately held restaurant Franchisor.  He is admitted to practice in the 9th Circuit Court of Appeals, along with several state and federal courts, including the U.S. Tax Court.  Mr. Fasnacht is a graduate of the University of Idaho (B.S., Chemistry, 1983 and J.D., 1985).   Mr. Fasnacht was selected as a Director due to his extensive knowledge both from his scientific education and his legal training on all aspects of the Company’s Organic and Inorganic Photovoltaic Technologies and on its related intellectual property portfolio.  He also demonstrated an extraordinary ability to understand the business and technological aspects of the Company as they relate to the Company’s strategic roll moving forward.”

Comment #10:

Transactions with Related Persons, Promoters and Control Persons, page 20

10.	We note the related party disclosure in Note 4 on page F-11. Please revise to provide such related party disclosure in this section of the Form 8-K as well.

We have revised the 8-K in response to Comment No. 10 on page 20 of the 8-K/A as follows:

“Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or voidable if the relationship or interest is disclosed or known to the Board of Directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

On September 24, 2013, Mr. Christopher Conley, a shareholder, director and chief executive officer of GPEC, and GPEC consummated a Stock Purchase Agreement, pursuant to which Mr. Conley sold to GPEC an aggregate of 9,000,000 shares of GPEC’s common stock representing approximately 75% of the then issued and outstanding shares of GPEC common stock for an aggregate sales price of $249,000. GPEC agreed to cancel the shares purchased from Mr. Conley following the issuance of common stock in accordance with the Share Exchange Agreement.

Dean L. Ledger the Chief Executive Officer of GPEC, loaned GPEC $150,000 in 2010 and an additional $250,000 during 2011.  The outstanding loans of $400,000 were repaid during the first six months of 2013. During the first six months of 2013 Mr. Ledger loaned GPEC an additional $240,000, which amount was repaid in July 2013.

During 2012 and 2011, GPEC borrowed $2,130,000 and $1,750,000, respectively from Ronald B. Foster, a majority shareholder of the Company. These loans are unsecured, bear interest at 5% per annum and originally matured December 22, 2012. In connection with the loans, on January 31, 2012, the note holder was guaranteed 4,000,000 Class A common shares of GPEC. On May 23, 2012, the Company entered into an amended debt agreement with the shareholder whereby all accrued interest was paid in cash and the interest rate of 5% was replaced with a fixed amount of interest of $10,000 for all existing debt and any future debt. In 2012, the Company made cash payments on these notes totaling $630,000 and the remaining $4,000,000 was converted to 4,000 shares of Series A Convertible Preferred Stock of GPEC. On September 24, 2013, such holder of 4,000 shares of Series A Convertible Preferred Stock of GPEC received a total of 4,400,000 shares of Common Stock and warrant to purchase 4,400,000 shares of Common Stock pursuant to the Share Exchange Agreement.”

Comment #11:

Description of Securities, page 23  Warrants, page 24

Piggy-back Registration Rights, page 24

11.
Please disclose whether or not there are any cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

There is no penalty if the Company delays registering the Company’s Common Stock as required by the Warrants.

Comment #12:

Item 5.01 Changes in Control of Registrant, page 27

12.	Please revise this section to disclose the source of funds used to acquire the shares of Mr. Conley.

We have revised the 8-K in response to Comment No. 12 on page 27 of the 8-K/A as follows:

“On September 24, 2013, Christopher Conley (“Conley”), a majority shareholder of the Company, entered into a Stock Purchase Agreement (the “Purchase Agreement,” such transaction, the “Purchase Transaction”) with GPEC, pursuant to which Conley sold to GPEC 9,000,000 shares of Common Stock of the Company (the “Control Shares”) for $249,000. GPEC used the proceeds of the Bridge Financing for the acquisition of the Control Shares. Immediately after the Purchase Transaction on September 24, 2013, the acquired Control Shares were cancelled.

Simultaneously with the consummation of the Purchase Transaction, the Company consummated the Share Exchange Transaction with GPEC and the GPEC Stockholder, whereby the GPEC Stockholder received an aggregate of 15,438,866 shares of the Company’s Common Stock in exchange for the assignment to the Company of 100% of the equity interests of GPEC.”

Comment #13:

Signatures, page 29

13.	We note your reference to the Securities Act of 1933. Please revise to refer to the Securities Exchange Act of 1934. Please see the Form 8-K instructions.

We will revise the 8-K accordingly.

Comment #14:

Exhibits

14.
We note disclosure of your amended exclusive license agreement with USC, Princeton and the University of Michigan. Please file such agreement with your next amendment or tell us why you are not required to do so.

We believe certain parts of the license agreements between GPEC and USC, University of Princeton and University of Michigan contain proprietary information, the disclosure of which will place the Company at a severe competitive disadvantage and lead to the loss of the Company’s investments. We will file an application for confidential treatment together with copies of the referenced agreements with the SEC.

Comment #15:

15.	Please file signed employment agreements with your next amendment.

We will revise the 8-K accordingly.

Response #16:

The amended 8K Prom Forma statements have been updated accordingly to include the GPEC consolidated statement of expenses for the six months ended June 30, 2013.

Comment #17:

16.	We have the following comments regarding your earnings per share information:

●
Provide the calculations used to determine your earnings per share. Please specifically address how you determined the historical weighted average shares outstanding for Global Photonic Energy Corporation and how you accounted for the cancellation of the 9,000,000 UTCH shares;

●	Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted earnings per share; and-

●	Disclose any shares not included for anti-dilution reasons. Refer to ASC 260-10-50-1c.

Response #17:

●
Please refer to Schedule A hereto for the calculation for the historical weighted average shares calculation of GPEC. The 8K/A has been updated accordingly for the correct historical weighted average shares. The 9 million cancelled shares have been accounted for as cancelled on the first day of the period being presented. In addition, the 8K/A Pro Forma statements have been updated to reflect the correct number of shares outstanding on the date of the merger. The GPEC shares decreased from 77,593,047 to 77,194,330. This is disclosed in the subsequent footnote for the period end June 30, 2013 financial statements included in the 8K/A.

●	See the attached calculation for historical and pro forma weighted average shares
●	There are no shares not included for anti-dilution reasons

Comment #18:

Note 1 – Pro Forma Adjustments to Balance Sheet...., page F-32

17.
Please separately present adjustments related to transactions that are not yet reflected in your financial statements in addition to reflecting transactions related to the Purchase Agreement. In this regard, we refer you to the subsequent events discussed in the second paragraph in Note 10 – Subsequent Events on page F-29 which are not reflected in your historical financial statements, such as the $5,255,000 borrowings from a majority shareholder and $2,139,500 from private investors in the form of convertible short term note agreements but you are reflecting the issuance of UTCH shares in exchange for such obligations.

Response #18:

The 8K/A Pro Forma statements have been updated accordingly to reflect the correct amount of borrowings from the majority shareholder and from third party private investors. The total subsequent borrowings decreased from $5,255,000 to $4,700,000 for the majority shareholder and decreased from $2,139,500 to $2,124,500 for third party private investors.

The 8K/A with year end December 31, 2013 and period end June 30, 2013 subsequent event footnotes to the financial statements have been updated accordingly to reflect the correct amount of borrowings from third party investors and a majority shareholder.

Comment #19:

18.
Please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example, it is not clear how you determined the pro forma cash adjustment of $7,369,549. Please disclose the facts and circumstances that resulted in this adjustment.

Response #19:

The 8K/A Pro forma statements have been updated accordingly to reflect the correct cash adjustment of $6,829,549. This adjustment includes the following:

●	Subsequent to June 30, 2013 GPEC borrowed $4,700,000 from the majority shareholder in the form of a convertible note,
●	Subsequent to June 30, 2013, GPEC borrowed $2,124,500 from third party private investors in the form of a convertible notes.
●	Subsequent to July 31, 2013, UTCH sold 5,049,113 shares of UTCH common stock to GPEC management for proceeds of $5,049
●	From July 1, 2013 through September 16, 2013, GPEC modified $2,237,500 of its outstanding short term debt whereby the notes became convertible.

As of June 30, 2013, GPEC modified $195,000 of its outstanding short term debt due to third party private investors whereby the notes became convertible and $2,100,000 from the majority shareholder in the form of convertible promissory notes.

We hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

	By:	/s/ Dean L. Ledger
	Name:	Dean L. Ledger
	Title:	Chief Executive Officer
Encl.

SCHEDULE A

Weighted Average Shares & EPS- HISTORICAL

6/30/2013

Global Photonic	Year Ended 6/30/2013
		Total O/S	181 Days O/S	Days Wtd. Avg.
Balance @	12/31/12	57,409,544	181	57,409,544

Warrants Exercised
Charlie G. Carlson	1/3/2013	12,500	178	12,293
Charlie G. Carlson	1/3/2013	6,250	178	6,146
Terry R. Yormark, II	1/4/2013	50,000	177	48,895
Robert D. Hynes-coded as BOLTON	1/3/2013	12,500	178	12,293
Harvey T. Stoma	1/4/2013	25,000	177	24,448
Scott A. Davis	1/3/2013	4,000	178	3,934
Mazzuca	1/3/2013	4,500	178	4,425
Mazzuca	1/3/2013	3,000	178	2,950
Chrachol	2/7/2013	65,100	143	51,433
James Chemowski	1/11/2013	20,000	170	18,785
Jeni Bagnato	1/24/2013	12,500	157	10,843
Ronald Cacioppo	2/22/2013	85,000	128	60,110

Common issued for additional interest- warrant holders
Allan B. Clionsky	5/20/2013	25,000	41	5,663
Meghana Bhatt	5/20/2013	50,000	41	11,326
David S. Haga	5/20/2013	50,000	41	11,326
Redfield E. Bryan	5/20/2013	50,000	41	11,326
Clinton K. Stapp	5/20/2013	10,000	41	2,265
Sally Ginsburg and Michael Ginsburg	5/20/2013	25,000	41	5,663
Roger M. Smith	5/20/2013	50,000	41	11,326
Kristal M. Skrmetta	5/20/2013	50,000	41	11,326
Paul C. Skrmetta	5/20/2013	50,000	41	11,326
Rickey C. Ainsworth	5/20/2013	100,000	41	22,652
A & M Real Estate	5/20/2013	50,000	41	11,326
Robert D. Hynes	5/20/2013	12,500	41	2,831
Miss. GPE Holdings	5/20/2013	37,500	41	8,494
Carmelo Blacconeri and Nancy Blacconeri	5/20/2013	22,500	41	5,097
Thomas A. Holder	5/20/2013	14,000	41	3,171

Common issued for services
Amy Kornafel	5/23/2013	1,550,000	38	325,414
Joey Stone	5/23/2013	1,747,200	38	366,815
Dean Ledger	5/23/2013	2,728,224	38	572,776
Stephen R. Forrest	5/23/2013	1,475,000	38	309,669
John D. Kuhns	5/23/2013	1,658,969	38	348,292
Robert J. Fasnacht	5/23/2013	2,625,000	38	551,105
David Wm. Boone	5/23/2013	1,200,000	38	251,934
Mark E. Thompson	5/23/2013	1,399,500	38	293,818
Anne B Spencer	5/20/2013	75,000	41	16,989

Common issued for debt conversion
Chrachol	2/7/2013	30,000	143	23,702
The Burns partnership	3/15/2013	200,000	107	118,232

Series B converted into Series A	1/1/2013	500,000	180	497,238

Common issued to extend debt
Alfred Bracher	1/14/2013	250,000	167	230,663
Kasso	3/15/2013	25,000	107	14,779
Rene & Nancy Kern	3/15/2013	110,000	107	65,028
Kevin & Jessica Cummings	3/15/2013	220,000	107	130,055
David K. Cummings	3/15/2013	550,000	107	325,138
David P. Cummings	3/15/2013	165,000	107	97,541
Roger Pederson	3/15/2013	55,000	107	32,514
Matt Bolton	3/15/2013	2,500	107	1,478
Mason Braugh	5/20/2013	2,500	41	566
Dennis Giannageli	3/15/2013	50,000	107	29,558

Common issued for additional interest- debt holders
David A. Burns	5/20/2013	57,720	41	13,075
Michael W. Burns	5/20/2013	57,720	41	13,075
Jeffrey S. Burns	5/20/2013	57,720	41	13,075
Jonathan L. Kasso and Susan Marek Kasso	5/20/2013	57,600	41	13,048
Mason Brugh	5/20/2013	25,000	41	5,663
Norman R. Crain	5/20/2013	12,500	41	2,831
Mark D. Cheairs	5/20/2013	50,000	41	11,326
Thomas P. Perone	5/20/2013	50,000	41	11,326
VHCO, LLC	5/20/2013	50,000	41	11,326
Neil Rooklin	5/20/2013	5,000	41	1,133
Scott A. Davis	5/20/2013	8,000	41	1,812
Charlie G. Carlson	5/20/2013	25,000	41	5,663
Matthew C. Bolton and Karen S. Bolton	5/20/2013	25,000	41	5,663
Harvey T. Stoma	5/20/2013	50,000	41	11,326
Anthony R. Rooklin	5/20/2013	4,000	41	906
James Chelmowski and Diane Chelmowski	5/20/2013	20,000	41	4,530
Jeni S. Bagnato	5/20/2013	12,500	41	2,831
The Burns Partnership, LLC	5/20/2013	200,000	41	45,304
Alfred F. Bracher, III	6/5/2013	100,000	25	13,812

Common issued for additional interest-Default loan terms
George R. LaPlante and Barbara E. LaPlante	4/23/2013	1,000,000	68	375,691
George R. LaPlante and Barbara E. LaPlante	5/20/2013	800,000	41	181,215
Balance @	06/30/13	77,593,047		63,149,151

	Net Loss for the Year Ended 6/30/13			(27,628,017)
	Net Loss Per Share (basic and diluted)			(0.44)

Weighted Average Shares & EPS- PRO FORMA

6/30/2013	5 5 GPEC for 1 UTCH

Global Photonic	Year Ended 6/30/2013

		Total O/S		181 Days O/S	Days Wtd. Avg.
Balance @	12/31/12	57,409,544	15,991,909	181	15,991,909

Warrants Exercised
Charlie G. Carlson	1/3/2013	12,500	2,500	178	2,459
Charlie G. Carlson	1/3/2013	6,250	1,250	178	1,229
Terry R. Yormark, II	1/4/2013	50,000	10,000	177	9,779
Robert D. Hynes-coded as BOLTON	1/3/2013	12,500	2,500	178	2,459
Harvey T. Stoma	1/4/2013	25,000	5,000	177	4,890
Scott A. Davis	1/3/2013	4,000	800	178	787
Mazzuca	1/3/2013	4,500	900	178	885
Mazzuca	1/3/2013	3,000	600	178	590
Chrachol	2/7/2013	65,100	13,020	143	10,287
James Chemowski	1/11/2013	20,000	4,000	170	3,757
Jeni Bagnato	1/24/2013	12,500	2,500	157	2,169
Ronald Cacioppo	2/22/2013	85,000	17,000	128	12,022

Common issued for additional interest- warrant holders
Allan B. Clionsky	5/20/2013	25,000	5,000	41	1,133
Meghana Bhatt	5/20/2013	50,000	10,000	41	2,265
David S. Haga	5/20/2013	50,000	10,000	41	2,265
Redfield E. Bryan	5/20/2013	50,000	10,000	41	2,265
Clinton K. Stapp	5/20/2013	10,000	2,000	41	453
Sally Ginsburg and Michael Ginsburg	5/20/2013	25,000	5,000	41	1,133
Roger M. Smith	5/20/2013	50,000	10,000	41	2,265
Kristal M. Skrmetta	5/20/2013	50,000	10,000	41	2,265
Paul C. Skrmetta	5/20/2013	50,000	10,000	41	2,265
Rickey C. Ainsworth	5/20/2013	100,000	20,000	41	4,530
A & M Real Estate	5/20/2013	50,000	10,000	41	2,265
Robert D. Hynes	5/20/2013	12,500	2,500	41	566
Miss. GPE Holdings	5/20/2013	37,500	7,500	41	1,699
Carmelo Blacconeri and Nancy Blacconeri	5/20/2013	22,500	4,500	41	1,019
Thomas A. Holder	5/20/2013	14,000	2,800	41	634

Common issued for services
Amy Kornafel	5/23/2013	1,550,000	310,000	38	65,083
Joey Stone	5/23/2013	1,747,200	349,440	38	73,363
Dean Ledger	5/23/2013	2,728,224	545,645	38	114,555
Stephen R. Forrest	5/23/2013	1,475,000	295,000	38	61,934
John D. Kuhns	5/23/2013	1,658,969	331,794	38	69,658
Robert J. Fasnacht	5/23/2013	2,625,000	525,000	38	110,221
David Wm. Boone	5/23/2013	1,200,000	240,000	38	50,387
Mark E. Thompson	5/23/2013	1,399,500	279,900	38	58,764
Anne B Spencer	5/20/2013	75,000	15,000	41	3,398

Common issued for debt conversion
Chrachol	2/7/2013	30,000	6,000	143	4,740
The Burns partnership	3/15/2013	200,000	40,000	107	23,646

Series B converted into Series A	1/1/2013	500,000	100,000	180	99,448

Common issued to extend debt
Alfred Bracher	1/14/2013	250,000	50,000	167	46,133
Kasso	3/15/2013	25,000	5,000	107	2,956
Rene & Nancy Kern	3/15/2013	110,000	22,000	107	13,006
Kevin & Jessica Cummings	3/15/2013	220,000	44,000	107	26,011
David K. Cummings	3/15/2013	550,000	110,000	107	65,028
David P. Cummings	3/15/2013	165,000	33,000	107	19,508
Roger Pederson	3/15/2013	55,000	11,000	107	6,503
Matt Bolton	3/15/2013	2,500	500	107	296
Mason Braugh	5/20/2013	2,500	500	41	113
Dennis Giannageli	3/15/2013	50,000	10,000	107	5,912

Common issued for additional interest- debt holders
David A. Burns	5/20/2013	57,720	11,544	41	2,615
Michael W. Burns	5/20/2013	57,720	11,544	41	2,615
Jeffrey S. Burns	5/20/2013	57,720	11,544	41	2,615
Jonathan L. Kasso and Susan Marek Kasso	5/20/2013	57,600	11,520	41	2,610
Mason Brugh	5/20/2013	25,000	5,000	41	1,133
Norman R. Crain	5/20/2013	12,500	2,500	41	566
Mark D. Cheairs	5/20/2013	50,000	10,000	41	2,265
Thomas P. Perone	5/20/2013	50,000	10,000	41	2,265
VHCO, LLC	5/20/2013	50,000	10,000	41	2,265
Neil Rooklin	5/20/2013	5,000	1,000	41	227
Scott A. Davis	5/20/2013	8,000	1,600	41	362
Charlie G. Carlson	5/20/2013	25,000	5,000	41	1,133
Matthew C. Bolton and Karen S. Bolton	5/20/2013	25,000	5,000	41	1,133
Harvey T. Stoma	5/20/2013	50,000	10,000	41	2,265
Anthony R. Rooklin	5/20/2013	4,000	800	41	181
James Chelmowski and Diane Chelmowski	5/20/2013	20,000	4,000	41	906
Jeni S. Bagnato	5/20/2013	12,500	2,500	41	566
The Burns Partnership, LLC	5/20/2013	200,000	40,000	41	9,061
Alfred F. Bracher, III	6/5/2013	100,000	20,000	25	2,762

Common issued for additional interest-Default loan terms
George R. LaPlante and Barbara E. LaPlante	4/23/2013	1,000,000	200,000	68	75,138
George R. LaPlante and Barbara E. LaPlante	5/20/2013	800,000	160,000	41	36,243

Unreconciled shares- premerger	1/1/2013	(398,715)	(79,743)	180	(79,302)
RP- Common stock issued for the conversion of the GPEC preferred shares 1100	1/1/2013		1,155,000	180	1,148,619
Common stock issued for the conversion of the GPEC preferred shares 105	1/1/2013		115,500	180	114,862
UTCH shares 14,400,000 reflects the 1.20 forward split on 12M shares	1/1/2013		14,400,000	180	14,320,442
Shares sold for cash UTCH post split	1/1/2013		6,058,936	180	6,025,461
UTCH 9M shares cancelled post split	1/1/2013		(10,800,000)	180	(10,740,331)
Shares issued for the conversion debt due to merger	1/1/2013		11,357,000	180	11,294,254
Balance @	06/30/13	77,194,332	42,235,302		39,223,834

Due to Merger shown o/s as of the first day of the period
	Net loss of the period end 6/30/13				(27,640,080)
	Net Loss Per Share (basic and diluted)				(0.70)

Weighted Average Shares for the year ended June 30, 2013

Global Photonic	Year Ended 6/30/2013

		Total O/S	365 Days O/S	Days Wtd. Avg.
Balance @	06/30/12	38,028,344	365	38,028,344

Common stock issued in PPM
Rooklin	12/31/12	4,000	181	1,984

Warrants Exercised
Eleanor C. Williamson	07/05/12	12,500	360	12,329
Barbara K. Burns Revocable Trust, U/I Dated 02/11/2004	07/06/12	20,000	359	19,671
David A. Burns	07/06/12	10,000	359	9,836
Jeffrey S. Burns	07/06/12	10,000	359	9,836
Michael Wm. Burns	07/06/12	10,000	359	9,836
The Burns Partnership, LLC	07/06/12	400,000	359	393,425
William J. Burns Residual Trust U/I Dated 02/06/2004	07/06/12	50,000	359	49,178
Ronald B. Foster #1	07/12/12	1,700,000	353	1,644,110
David K. and Carol A. Cummings	07/23/12	225,000	342	210,822
David P. Cummings	07/23/12	37,500	342	35,137
Kevin M Cummings and Jessica Lynn Cummings	07/23/12	75,000	342	70,274
Rene J. and Nancy S. Kern	07/23/12	30,000	342	28,110
Roger Pedersen	07/23/12	20,000	342	18,740
David A. Burns	08/13/12	3,900	321	3,430
Jeffrey S. Burns	08/13/12	3,900	321	3,430
Michael Wm. Burns	08/13/12	3,900	321	3,430
Mary Giannangeli	09/10/12	10,000	293	8,027
Jonathan L. Kasso and Susan Marek Kasso	09/12/12	12,000	291	9,567
Ronald B. Foster #2	09/12/12	1,300,000	291	1,036,438
Michael Wm. Burns	10/22/12	39,000	251	26,819
Jeffrey S. Burns	10/22/12	39,000	251	26,819
David A. Burns	10/22/12	39,000	251	26,819
Lane Cockrell	12/05/12	50,000	207	28,356
Norman R. Crain	12/17/12	12,500	195	6,678
Allan B. Clionsky	12/17/12	25,000	195	13,356
Meghana Bhatt	12/17/12	50,000	195	26,712
Mason S. Brugh and Jennifer E. Brugh	12/17/12	25,000	195	13,356
Mark D. Cheairs	12/27/12	25,000	185	12,671
David S. Haga	12/27/12	50,000	185	25,342
Redfield E. Bryan	12/27/12	50,000	185	25,342
Thomas P. Perone	12/27/12	50,000	185	25,342
Thomas P. Perone	12/27/12	25,000	185	12,671
VHCO, LLC	12/27/12	50,000	185	25,342
Neil Rooklin	12/27/12	5,000	185	2,534
Terry R. Yormark	12/27/12	100,000	185	50,685
Yormark Limited Partnership	12/27/12	50,000	185	25,342
Clinton K. Stapp	12/27/12	4,000	185	2,027
Sally H. Ginsburg and Michael F. Ginsburg	12/27/12	25,000	185	12,671
Roger M. Smith	12/27/12	50,000	185	25,342
Mark D. Cheairs	12/31/12	25,000	181	12,397
Kristal Skrmetta	12/31/12	50,000	181	24,795
Paul C. Skrmetta	12/31/12	50,000	181	24,795
Rickey C. Ainsworth	12/31/12	100,000	181	49,589
A & M Real Estate LLC	12/31/12	50,000	181	24,795
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	181	6,199
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	181	6,199
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	181	6,199
Miss. GPE Holdings	12/31/12	37,500	181	18,596

Common stock issued for debt conversion
Weiss	12/28/12	50,000	184	25,205
Saurage	12/28/12	75,000	184	37,808
Dorothy Purpura	12/28/12	2,500	184	1,260
Carmelo Blacconeri or Nancy Blacconeri	12/28/12	22,500	184	11,342
Carlo and Maria Mazzuca	12/28/12	7,500	184	3,781

Common stock issued for services

Mark E. Thompson	10/08/12	1,250,000	265	907,534
Stephen R. Forrest	10/08/12	160,000	265	116,164
Stephen R. Forrest	10/08/12	1,250,000	265	907,534
Dean Ledger Revocable Living Trust	10/08/12	1,000,000	265	726,027
Aaron L. Wadell	10/08/12	1,000,000	265	726,027
John D. Kuhns	10/08/12	1,000,000	265	726,027
Philip G. Allen	10/08/12	700,000	265	508,219
Robert J. Fasnacht	10/08/12	500,000	265	363,014
Joey S. Stone	10/08/12	500,000	265	363,014
Amy Kornafel	10/08/12	500,000	265	363,014
David Wm. Boone	10/08/12	500,000	265	363,014
Danielle R. Muntean	10/08/12	25,000	265	18,151
Joey S. Stone	10/10/12	200,000	263	144,110
Robert J. Fasnacht	10/10/12	250,000	263	180,137
Mark E. Thompson	11/03/12	140,000	239	91,671
John D. Kuhns	12/27/12	1,500,000	185	760,274
David Wm. Boone	12/27/12	300,000	185	152,055
Mary Fellows	12/27/12	250,000	185	126,712

Common stock issued to extend debt
Roger Pederson	07/06/12	30,000	359	29,507
David & Carol Cummings	07/06/12	300,000	359	295,068
David Cummings	07/06/12	90,000	359	88,521
Rene & Nancy Kern	07/06/12	60,000	359	59,014
Kevin & Jessica Cummings	07/06/12	60,000	359	59,014
Kern	11/06/12	110,000	236	71,123
David K. Cummings	12/06/12	550,000	206	310,411
Kevin & Jessica Cummings	12/06/12	220,000	206	124,164
David P. Cummings	12/06/12	165,000	206	93,123
Roger Pederson	12/06/12	55,000	206	31,041
William Burns Trust	11/14/12	25,000	228	15,616
William Burns Trust	11/14/12	25,000	228	15,616
Cheairs	11/14/12	5,000	228	3,123
Crain	11/14/12	2,500	228	1,562
Miller	11/14/12	10,000	228	6,247
Bova	11/14/12	10,000	228	6,247
Williamson	11/14/12	2,500	228	1,562
Perone	11/14/12	5,000	228	3,123
Bagnato	11/14/12	2,500	228	1,562
Rotenberg	11/14/12	2,500	228	1,562
Saurage	11/14/12	15,000	228	9,370
Stoma	11/14/12	2,500	228	1,562
Moore	11/14/12	2,500	228	1,562
Rotenberg	11/14/12	2,500	228	1,562
Dennis Giannageli	12/09/12	50,000	203	27,808
Cockrell	11/14/12	10,000	228	6,247
Mappus	11/14/12	5,000	228	3,123

Common issued with debt
James Maisano	07/17/12	200,000	348	190,685
Kasso	08/22/12	20,000	312	17,096
Jane Tzortzis	09/14/12	5,000	289	3,959
George Chrachol	07/16/12	15,000	349	14,342
James Chmura	07/16/12	5,000	349	4,781
Maciej Gorniak	07/16/12	5,000	349	4,781
Bill Darling	07/16/12	5,000	349	4,781
Blacconeri	07/16/12	10,000	349	9,562
Burns Partnership	07/16/12	100,000	349	95,616
Gregorio	07/16/12	15,000	349	14,342
James Maisano	12/07/12	100,000	205	56,164

RP- conversion of old debt
Foster	12/31/12	850,000	181	421,507

Warrants Exercised
Charlie G. Carlson	1/3/2013	12,500	178	6,096
Charlie G. Carlson	1/3/2013	6,250	178	3,048
Terry R. Yormark, II	1/4/2013	50,000	177	24,247
Robert D. Hynes-coded as BOLTON	1/3/2013	12,500	178	6,096
Harvey T. Stoma	1/4/2013	25,000	177	12,123
Scott A. Davis	1/3/2013	4,000	178	1,951
Mazzuca	1/3/2013	4,500	178	2,195
Mazzuca	1/3/2013	3,000	178	1,463
Chrachol	2/7/2013	65,100	143	25,505
James Chemowski	1/11/2013	20,000	170	9,315
Jeni Bagnato	1/24/2013	12,500	157	5,377
Ronald Cacioppo	2/22/2013	85,000	128	29,808

Common issued for additional interest- warrant holders
Allan B. Clionsky	5/20/2013	25,000	41	2,808
Meghana Bhatt	5/20/2013	50,000	41	5,616
David S. Haga	5/20/2013	50,000	41	5,616
Redfield E. Bryan	5/20/2013	50,000	41	5,616
Clinton K. Stapp	5/20/2013	10,000	41	1,123
Sally Ginsburg and Michael Ginsburg	5/20/2013	25,000	41	2,808
Roger M. Smith	5/20/2013	50,000	41	5,616
Kristal M. Skrmetta	5/20/2013	50,000	41	5,616
Paul C. Skrmetta	5/20/2013	50,000	41	5,616
Rickey C. Ainsworth	5/20/2013	100,000	41	11,233
A & M Real Estate	5/20/2013	50,000	41	5,616
Robert D. Hynes	5/20/2013	12,500	41	1,404
Miss. GPE Holdings	5/20/2013	37,500	41	4,212
Carmelo Blacconeri and Nancy Blacconeri	5/20/2013	22,500	41	2,527
Thomas A. Holder	5/20/2013	14,000	41	1,573

Common issued for services
Amy Kornafel	5/23/2013	1,550,000	38	161,370
Joey Stone	5/23/2013	1,747,200	38	181,900
Dean Ledger	5/23/2013	2,728,224	38	284,034
Stephen R. Forrest	5/23/2013	1,475,000	38	153,562
John D. Kuhns	5/23/2013	1,658,969	38	172,715
Robert J. Fasnacht	5/23/2013	2,625,000	38	273,288
David Wm. Boone	5/23/2013	1,200,000	38	124,932
Mark E. Thompson	5/23/2013	1,399,500	38	145,701
Anne B Spencer	5/20/2013	75,000	41	8,425

Common issued for debt conversion
Chrachol	2/7/2013	30,000	143	11,753
The Burns partnership	3/15/2013	200,000	107	58,630

Series B converted into Series A	1/1/2013	500,000	180	246,575

Common issued to extend debt
Alfred Bracher	1/14/2013	250,000	167	114,384
Kasso	3/15/2013	25,000	107	7,329
Rene & Nancy Kern	3/15/2013	110,000	107	32,247
Kevin & Jessica Cummings	3/15/2013	220,000	107	64,493
David K. Cummings	3/15/2013	550,000	107	161,233
David P. Cummings	3/15/2013	165,000	107	48,370
Roger Pederson	3/15/2013	55,000	107	16,123
Matt Bolton	3/15/2013	2,500	107	733
Mason Braugh	5/20/2013	2,500	41	281
Dennis Giannageli	3/15/2013	50,000	107	14,658

Common issued for additional interest- debt holders
David A. Burns	5/20/2013	57,720	41	6,484
Michael W. Burns	5/20/2013	57,720	41	6,484
Jeffrey S. Burns	5/20/2013	57,720	41	6,484
Jonathan L. Kasso and Susan Marek Kasso	5/20/2013	57,600	41	6,470
Mason Brugh	5/20/2013	25,000	41	2,808
Norman R. Crain	5/20/2013	12,500	41	1,404
Mark D. Cheairs	5/20/2013	50,000	41	5,616
Thomas P. Perone	5/20/2013	50,000	41	5,616
VHCO, LLC	5/20/2013	50,000	41	5,616
Neil Rooklin	5/20/2013	5,000	41	562
Scott A. Davis	5/20/2013	8,000	41	899
Charlie G. Carlson	5/20/2013	25,000	41	2,808
Matthew C. Bolton and Karen S. Bolton	5/20/2013	25,000	41	2,808
Harvey T. Stoma	5/20/2013	50,000	41	5,616
Anthony R. Rooklin	5/20/2013	4,000	41	449
James Chelmowski and Diane Chelmowski	5/20/2013	20,000	41	2,247
Jeni S. Bagnato	5/20/2013	12,500	41	1,404
The Burns Partnership, LLC	5/20/2013	200,000	41	22,466
Alfred F. Bracher, III	6/5/2013	100,000	25	6,849

Common issued for additional interest-Default loan terms
George R. LaPlante and Barbara E. LaPlante	4/23/2013	1,000,000	68	186,301
George R. LaPlante and Barbara E. LaPlante	5/20/2013	800,000	41	89,863

Total shares GPEC 6/30/13	6/30/2013	77,593,047		54,768,111

Net loss	Net loss			(38,652,205)

	Basic and Diluted loss per share			(0.71)

Weighted Average Shares for the year ended June 30, 2013
PRO FORMA	55 GPEC for 1 UTCH - due to merger

Global Photonic		Year Ended 6/30/2013

		Historical Total O/S	Post Merger	365 Days O/S	Days Wtd. Avg.
Balance @	06/30/12	38,028,344	12,115,669	365	12,115,669

Common stock issued in PPM
Rooklin	12/31/12	4,000	800	181	397

Warrants Exercised
Eleanor C. Williamson	07/05/12	12,500	2,500	360	2,466
Barbara K. Burns Revocable Trust, U/I Dated 02/11/2004	07/06/12	20,000	4,000	359	3,934
David A. Burns	07/06/12	10,000	2,000	359	1,967
Jeffrey S. Burns	07/06/12	10,000	2,000	359	1,967
Michael Wm. Burns	07/06/12	10,000	2,000	359	1,967
The Burns Partnership, LLC	07/06/12	400,000	80,000	359	78,685
William J. Burns Residual Trust U/I Dated 02/06/2004	07/06/12	50,000	10,000	359	9,836
Ronald B. Foster #1	07/12/12	1,700,000	340,000	353	328,822
David K. and Carol A. Cummings	07/23/12	225,000	45,000	342	42,164
David P. Cummings	07/23/12	37,500	7,500	342	7,027
Kevin M Cummings and Jessica Lynn Cummings	07/23/12	75,000	15,000	342	14,055
Rene J. and Nancy S. Kern	07/23/12	30,000	6,000	342	5,622
Roger Pedersen	07/23/12	20,000	4,000	342	3,748
David A. Burns	08/13/12	3,900	780	321	686
Jeffrey S. Burns	08/13/12	3,900	780	321	686
Michael Wm. Burns	08/13/12	3,900	780	321	686
Mary Giannangeli	09/10/12	10,000	2,000	293	1,605
Jonathan L. Kasso and Susan Marek Kasso	09/12/12	12,000	2,400	291	1,913
Ronald B. Foster #2	09/12/12	1,300,000	260,000	291	207,288
Michael Wm. Burns	10/22/12	39,000	7,800	251	5,364
Jeffrey S. Burns	10/22/12	39,000	7,800	251	5,364
David A. Burns	10/22/12	39,000	7,800	251	5,364
Lane Cockrell	12/05/12	50,000	10,000	207	5,671
Norman R. Crain	12/17/12	12,500	2,500	195	1,336
Allan B. Clionsky	12/17/12	25,000	5,000	195	2,671
Meghana Bhatt	12/17/12	50,000	10,000	195	5,342
Mason S. Brugh and Jennifer E. Brugh	12/17/12	25,000	5,000	195	2,671
Mark D. Cheairs	12/27/12	25,000	5,000	185	2,534
David S. Haga	12/27/12	50,000	10,000	185	5,068
Redfield E. Bryan	12/27/12	50,000	10,000	185	5,068
Thomas P. Perone	12/27/12	50,000	10,000	185	5,068
Thomas P. Perone	12/27/12	25,000	5,000	185	2,534
VHCO, LLC	12/27/12	50,000	10,000	185	5,068
Neil Rooklin	12/27/12	5,000	1,000	185	507
Terry R. Yormark	12/27/12	100,000	20,000	185	10,137
Yormark Limited Partnership	12/27/12	50,000	10,000	185	5,068
Clinton K. Stapp	12/27/12	4,000	800	185	405
Sally H. Ginsburg and Michael F. Ginsburg	12/27/12	25,000	5,000	185	2,534
Roger M. Smith	12/27/12	50,000	10,000	185	5,068
Mark D. Cheairs	12/31/12	25,000	5,000	181	2,479
Kristal Skrmetta	12/31/12	50,000	10,000	181	4,959
Paul C. Skrmetta	12/31/12	50,000	10,000	181	4,959
Rickey C. Ainsworth	12/31/12	100,000	20,000	181	9,918
A & M Real Estate LLC	12/31/12	50,000	10,000	181	4,959
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	2,500	181	1,240
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	2,500	181	1,240
Matthew C. Bolton and Karen S. Bolton	12/31/12	12,500	2,500	181	1,240
Miss. GPE Holdings	12/31/12	37,500	7,500	181	3,719

Common stock issued for debt conversion
Weiss	12/28/12	50,000	10,000	184	5,041
Saurage	12/28/12	75,000	15,000	184	7,562
Dorothy Purpura	12/28/12	2,500	500	184	252
Carmelo Blacconeri or Nancy Blacconeri	12/28/12	22,500	4,500	184	2,268
Carlo and Maria Mazzuca	12/28/12	7,500	1,500	184	756

Common stock issued for services

Mark E. Thompson	10/08/12	1,250,000	250,000	265	181,507
Stephen R. Forrest	10/08/12	160,000	32,000	265	23,233
Stephen R. Forrest	10/08/12	1,250,000	250,000	265	181,507
Dean Ledger Revocable Living Trust	10/08/12	1,000,000	200,000	265	145,205
Aaron L. Wadell	10/08/12	1,000,000	200,000	265	145,205
John D. Kuhns	10/08/12	1,000,000	200,000	265	145,205
Philip G. Allen	10/08/12	700,000	140,000	265	101,644
Robert J. Fasnacht	10/08/12	500,000	100,000	265	72,603
Joey S. Stone	10/08/12	500,000	100,000	265	72,603
Amy Kornafel	10/08/12	500,000	100,000	265	72,603
David Wm. Boone	10/08/12	500,000	100,000	265	72,603
Danielle R. Muntean	10/08/12	25,000	5,000	265	3,630
Joey S. Stone	10/10/12	200,000	40,000	263	28,822
Robert J. Fasnacht	10/10/12	250,000	50,000	263	36,027
Mark E. Thompson	11/03/12	140,000	28,000	239	18,334
John D. Kuhns	12/27/12	1,500,000	300,000	185	152,055
David Wm. Boone	12/27/12	300,000	60,000	185	30,411
Mary Fellows	12/27/12	250,000	50,000	185	25,342

Common stock issued to extend debt
Roger Pederson	07/06/12	30,000	6,000	359	5,901
David & Carol Cummings	07/06/12	300,000	60,000	359	59,014
David Cummings	07/06/12	90,000	18,000	359	17,704
Rene & Nancy Kern	07/06/12	60,000	12,000	359	11,803
Kevin & Jessica Cummings	07/06/12	60,000	12,000	359	11,803
Kern	11/06/12	110,000	22,000	236	14,225
David K. Cummings	12/06/12	550,000	110,000	206	62,082
Kevin & Jessica Cummings	12/06/12	220,000	44,000	206	24,833
David P. Cummings	12/06/12	165,000	33,000	206	18,625
Roger Pederson	12/06/12	55,000	11,000	206	6,208
William Burns Trust	11/14/12	25,000	5,000	228	3,123
William Burns Trust	11/14/12	25,000	5,000	228	3,123
Cheairs	11/14/12	5,000	1,000	228	625
Crain	11/14/12	2,500	500	228	312
Miller	11/14/12	10,000	2,000	228	1,249
Bova	11/14/12	10,000	2,000	228	1,249
Williamson	11/14/12	2,500	500	228	312
Perone	11/14/12	5,000	1,000	228	625
Bagnato	11/14/12	2,500	500	228	312
Rotenberg	11/14/12	2,500	500	228	312
Saurage	11/14/12	15,000	3,000	228	1,874
Stoma	11/14/12	2,500	500	228	312
Moore	11/14/12	2,500	500	228	312
Rotenberg	11/14/12	2,500	500	228	312
Dennis Giannageli	12/09/12	50,000	10,000	203	5,562
Cockrell	11/14/12	10,000	2,000	228	1,249
Mappus	11/14/12	5,000	1,000	228	625

Common issued with debt
James Maisano	07/17/12	200,000	40,000	348	38,137
Kasso	08/22/12	20,000	4,000	312	3,419
Jane Tzortzis	09/14/12	5,000	1,000	289	792
George Chrachol	07/16/12	15,000	3,000	349	2,868
James Chmura	07/16/12	5,000	1,000	349	956
Maciej Gorniak	07/16/12	5,000	1,000	349	956
Bill Darling	07/16/12	5,000	1,000	349	956
Blacconeri	07/16/12	10,000	2,000	349	1,912
Burns Partnership	07/16/12	100,000	20,000	349	19,123
Gregorio	07/16/12	15,000	3,000	349	2,868
James Maisano	12/07/12	100,000	20,000	205	11,233

RP- conversion of old debt
Foster	12/31/12	850,000	170,000	181	84,301

Warrants Exercised
Charlie G. Carlson	1/3/2013	12,500	2,500	178	1,219
Charlie G. Carlson	1/3/2013	6,250	1,250	178	610
Terry R. Yormark, II	1/4/2013	50,000	10,000	177	4,849
Robert D. Hynes-coded as BOLTON	1/3/2013	12,500	2,500	178	1,219
Harvey T. Stoma	1/4/2013	25,000	5,000	177	2,425
Scott A. Davis	1/3/2013	4,000	800	178	390
Mazzuca	1/3/2013	4,500	900	178	439
Mazzuca	1/3/2013	3,000	600	178	293
Chrachol	2/7/2013	65,100	13,020	143	5,101
James Chemowski	1/11/2013	20,000	4,000	170	1,863
Jeni Bagnato	1/24/2013	12,500	2,500	157	1,075
Ronald Cacioppo	2/22/2013	85,000	17,000	128	5,962

Common issued for additional interest- warrant holders
Allan B. Clionsky	5/20/2013	25,000	5,000	41	562
Meghana Bhatt	5/20/2013	50,000	10,000	41	1,123
David S. Haga	5/20/2013	50,000	10,000	41	1,123
Redfield E. Bryan	5/20/2013	50,000	10,000	41	1,123
Clinton K. Stapp	5/20/2013	10,000	2,000	41	225
Sally Ginsburg and Michael Ginsburg	5/20/2013	25,000	5,000	41	562
Roger M. Smith	5/20/2013	50,000	10,000	41	1,123
Kristal M. Skrmetta	5/20/2013	50,000	10,000	41	1,123
Paul C. Skrmetta	5/20/2013	50,000	10,000	41	1,123
Rickey C. Ainsworth	5/20/2013	100,000	20,000	41	2,247
A & M Real Estate	5/20/2013	50,000	10,000	41	1,123
Robert D. Hynes	5/20/2013	12,500	2,500	41	281
Miss. GPE Holdings	5/20/2013	37,500	7,500	41	842
Carmelo Blacconeri and Nancy Blacconeri	5/20/2013	22,500	4,500	41	505
Thomas A. Holder	5/20/2013	14,000	2,800	41	315

Common issued for services
Amy Kornafel	5/23/2013	1,550,000	310,000	38	32,274
Joey Stone	5/23/2013	1,747,200	349,440	38	36,380
Dean Ledger	5/23/2013	2,728,224	545,645	38	56,807
Stephen R. Forrest	5/23/2013	1,475,000	295,000	38	30,712
John D. Kuhns	5/23/2013	1,658,969	331,794	38	34,543
Robert J. Fasnacht	5/23/2013	2,625,000	525,000	38	54,658
David Wm. Boone	5/23/2013	1,200,000	240,000	38	24,986
Mark E. Thompson	5/23/2013	1,399,500	279,900	38	29,140
Anne B Spencer	5/20/2013	75,000	15,000	41	1,685

Common issued for debt conversion
Chrachol	2/7/2013	30,000	6,000	143	2,351
The Burns partnership	3/15/2013	200,000	40,000	107	11,726

Series B converted into Series A	1/1/2013	500,000	100,000	180	49,315

Common issued to extend debt
Alfred Bracher	1/14/2013	250,000	50,000	167	22,877
Kasso	3/15/2013	25,000	5,000	107	1,466
Rene & Nancy Kern	3/15/2013	110,000	22,000	107	6,449
Kevin & Jessica Cummings	3/15/2013	220,000	44,000	107	12,899
David K. Cummings	3/15/2013	550,000	110,000	107	32,247
David P. Cummings	3/15/2013	165,000	33,000	107	9,674
Roger Pederson	3/15/2013	55,000	11,000	107	3,225
Matt Bolton	3/15/2013	2,500	500	107	147
Mason Braugh	5/20/2013	2,500	500	41	56
Dennis Giannageli	3/15/2013	50,000	10,000	107	2,932

Common issued for additional interest- debt holders
David A. Burns	5/20/2013	57,720	11,544	41	1,297
Michael W. Burns	5/20/2013	57,720	11,544	41	1,297
Jeffrey S. Burns	5/20/2013	57,720	11,544	41	1,297
Jonathan L. Kasso and Susan Marek Kasso	5/20/2013	57,600	11,520	41	1,294
Mason Brugh	5/20/2013	25,000	5,000	41	562
Norman R. Crain	5/20/2013	12,500	2,500	41	281
Mark D. Cheairs	5/20/2013	50,000	10,000	41	1,123
Thomas P. Perone	5/20/2013	50,000	10,000	41	1,123
VHCO, LLC	5/20/2013	50,000	10,000	41	1,123
Neil Rooklin	5/20/2013	5,000	1,000	41	112
Scott A. Davis	5/20/2013	8,000	1,600	41	180
Charlie G. Carlson	5/20/2013	25,000	5,000	41	562
Matthew C. Bolton and Karen S. Bolton	5/20/2013	25,000	5,000	41	562
Harvey T. Stoma	5/20/2013	50,000	10,000	41	1,123
Anthony R. Rooklin	5/20/2013	4,000	800	41	90
James Chelmowski and Diane Chelmowski	5/20/2013	20,000	4,000	41	449
Jeni S. Bagnato	5/20/2013	12,500	2,500	41	281
The Burns Partnership, LLC	5/20/2013	200,000	40,000	41	4,493
Alfred F. Bracher, III	6/5/2013	100,000	20,000	25	1,370

Common issued for additional interest-Default loan terms
George R. LaPlante and Barbara E. LaPlante	4/23/2013	1,000,000	200,000	68	37,260
George R. LaPlante and Barbara E. LaPlante	5/20/2013	800,000	160,000	41	17,973

Unreconciled shares- premerger	7/1/2012	(398,715)	(79,743)	365	(79,743)
RP- Common stock issued for the conversion of the GPEC preferred shares 1100	7/1/2012		1,155,000	365	1,155,000
Common stock issued for the conversion of the GPEC preferred shares 105	7/1/2012		115,500	365	115,500
UTCH shares 14,400,000 reflects the 1.20 forward split on 12M shares	7/1/2012		14,400,000	365	14,400,000
Shares sold for cash UTCH post split	7/1/2012		6,058,936	365	6,058,936
UTCH 9M shares cancelled post split	7/1/2012		(10,800,000)	365	(10,800,000)
Shares issued for the conversion debt due to merger	7/1/2012		11,357,000	365	11,357,000

TOTAL PRO FORMA WEIGHTED AVG SHARES	6/30/2013	77,194,332	42,235,302		37,670,315

Represents outstanding as of the first day of the period
	Net loss				(38,664,268)

	Basic and Diluted loss per share				(1.03)